FUEL SYSTEMS SOLUTIONS, INC. 780 Third Avenue; Floor 25 New York, NY 10017 Phone (646) 502-7170 Fax (646) 502-7171 http://www.fuelsystemssolutions.com

Cecilia Blye, Chief, Office of Global Security Risk United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 United States

June 27, 2012

Re:	Fuel Systems Solutions, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 8, 2012
File No. 1-32999

Dear Ms. Blye,

     We are writing in response to your letter dated June 13, 2012 relating to our annual report on Form 10-K for the fiscal year ended December 31, 2011. The responses set forth below have been organized in the same manner in which the Staff’s comments were organized. For your convenience, we have repeated your comments along with our reply.

General

1.	You state in your response to comment 1 in our letter dated May 1, 2012 that your foreign subsidiaries have ceased sales into Iran; that one of your foreign subsidiaries has contracted to sell equipment and components into Syria; and that you are implementing a prohibition on new business, direct or indirect, with Iran and Syria.

Please tell us the estimated timeframe for satisfaction of your existing contracts, commitments, and obligations associated with Iran and Syria, and your complete withdrawal from business with those countries.

Response:

Iran

     We have no current obligations to make deliveries of any products to Iran other than in connection with product warranties. There is a two year warranty period after any delivery under which we are committed to repair or replace any products that have a manufacturing or design defect, or which are not fulfilling the customers’ technical specifications. In addition, we have informed our employees and are in the process of informing all our distributors and agents that they are also prohibited from direct and indirect sales to Iran and Syria. We anticipate that we will have complete withdrawal from business with Iran, including our warranty obligations, during the second quarter of 2014.

Syria

     While we believe there may be an opportunity for our foreign subsidiary to legally terminate the contract, we cannot reasonably estimate when or if such an opportunity will occur. If the contract cannot be legally terminated, we expect our foreign subsidiary to make the deliveries required under the contract as promptly as practicable and anticipate deliveries and installation of our products to continue through 2013. In addition, there is a one year warranty period after any installation under which we are committed to repair or replace any materials that have a design or manufacturing defect. Following such a warranty period, we anticipate that we will have complete withdrawal from business with Syria.

2.	We note your response to comment 2 in our letter dated May 1, 2012. Please tell us whether the products, equipment, components, software, and technology your foreign subsidiaries have provided or intend to provide, directly or indirectly, into Iran or Syria have military uses, and describe the possible military uses of which are aware.

Response:

     To the best of our knowledge, understanding and belief, none of the products, equipment, components, software, and technology our foreign subsidiaries have provided or intend to provide, directly or indirectly, have been put to military uses by Iran or Syria. We do not believe that any of our products, equipment, components, software, and technology have any military uses.

Fuel Systems Solutions, Inc. acknowledges that:

·	Fuel Systems Solutions, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	Fuel Systems Solutions, Inc. may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions or would like additional information, please contact me by e-mail at pbersani@fsysinc.com or by phone at (646) 502-7170, or Ronald H. Janis of Day Pitney LLP, the Company’s outside legal counsel, at (212) 297-5813.

Sincerely,

/s/ Pietro Bersani Pietro Bersani Chief Financial Officer

cc:	Max Webb, Assistant Director, Division of Corporation Finance Pradip Bhaumik, Securities and Exchange Commission Ronald H. Janis, Day Pitney LLP